Cagle's Inc. and Subsidiary
2001 Annual Report
Fiscal Year Ended March 31, 2001

A LETTER FROM THE CEO

To Our Stockholders:

The results reported for the year just ended were disappointing as new facilities at Perry, Ga. and Rockmart, Ga. came on stream while market prices approached the lowest levels in recent years. Start-up costs associated with these projects placed an additional burden on the Company's resources.

We expect the new Perry facility to be at full production in late summer, or early fall, and the new mill to be fully operational in the early first quarter. Both of these facilities will add tremendous opportunities for more efficient operations and we believe that in total the Company has in place some of the most modern facilities in the industry.

While markets have been discouraging for a longer period that we have seen in many years, all signs point to a recovery during the coming months. Breeder flock size is down, broiler chick placements are down and bird size has been reduced. All of these indicators point to lower supply which is expected to affect the market price.

We will continue to explore new markets, both domestic and international, for products currently produced and products that may be developed to meet specific market requirements which will further utilize our state-of- the-art facilities.

We appreciate your support and patience during these trying months and look forward to significant improvement as we move into a new year.

                                Sincerely,

                                J. Douglas Cagle
                                Chairman and C.E.O.
                                   1

Management's Discussion and Analysis of Financial Condition and Results of Operations

General
  Severely depressed market prices for poultry, which prevailed throughout the year combined with significantly higher energy cost and a new facility start-up pushed the Company into a loss position. The resulting losses required additional financing to fund the completion of in progress capital projects and continuing operations. $27,000,000 of new term debt was closed in March. The Company had available $9.5 million of a $40 million revolving line of credit available for use as of March 31, 2001.

Year 2001 Compared to 2000
  Net sales declined by 15.72% as compared to 2000 and is the result of lower average market prices, 2% less production and approximately $20 million less product purchased outside for further processing and sale.

  Gross margins were a negative 1.7% and reflect the lower selling prices throughout the year and the impact of the high cost and minimum production associated with the start-up of the Perry processing plant and utilities (energy) cost that was 37% higher than the previous year. Grain prices were relatively stable throughout the year.

  Selling, delivery, and general administrative expense as a group declined by 1.8%. Lower storage and commissions combined to offset the higher legal expense associated with on-going litigation.

  Income taxes are computed at statutory rates in conjunction with various tax credits that are available to the Company. The Company expects to receive a refund of income taxes for this reporting year.

  Interest expense increased by 170% as a result of the significant increase in borrowing throughout the year and will continue to be a significant cost for the foreseeable future.

2000 Compared to 1999
  Net sales declined by 8.5% as compared to 1999 and is attributed to significantly lower average market prices and the fact the fiscal 2000 was a 52-week year versus 53 weeks in 1999.

  Gross margins reflected the lower market prices as they declined by 4.7% when compared to fiscal 1999. Boneless skinless breast prices averaged $.32 or 18% lb. less in 2000 than 1999 while export prices for leg quarters remained at depressed levels. Grain prices, the major cost component, remained stable at favorable levels throughout the year.

  Selling and delivery and general administrative expenses increased by 10% as compared to the previous year with legal expenses associated with the company's on going litigation accounting for the major portion of the increase. Other increases were personnel related as management and sales and marketing staff is being added in preparation for the increased production scheduled from the new Perry facility.
                                   2

  Income taxes are computed at statutory rates adjusted for various tax credits that are available to the Company.

Financial Condition and Liquidity
  In March, the Company closed and funded a new term loan for $27,000,000 to replace temporary financing provided by the Company's lending banks. This financing was necessary to complete the capital projects in progress and to provide operating capital.

  The funding of capital projects combined with losses over the last half of the year placed pressure on the Company's liquidity which resulted in maximum utilization of available credit lines.

  This period of depressed markets has been one of the lengthiest and most sever experienced by the entire industry since the early 80's; however a slow recovery is expected in the coming months.

  All forward-looking projections are based on the most current information available as pertains to market prices, for grain and for poultry products and will be affected by weather and economic events, domestic and international, any of which may have a material effect on earnings.

Five-Year Selected Financial Data
(In Thousands, Except Per Share Data)

                              53 Weeks 52 Weeks  53 Weeks  52 Weeks  52 Weeks
                                 Ended    Ended     Ended     Ended     Ended
                             March 31, April 1,  April 3, March 28, March 29,
                                 2001      2000      1999      1998      1997
 .                            ---------  --------  --------  --------  --------
OPERATING RESULTS:
 Net sales . . . . . . . .   $ 279,671   331,852   361,609   355,475   363,793
 Operating expenses. . . .     303,819   312,276   320,832   345,498   354,345
 Operating income (loss) .     (24,148)    9,944    31,159      (612)     (778)
 Interest expense. . . . .      (5,624)   (2,077)   (2,916)   (3,673)   (4,659)
 Other income, net . . . .      12,232     7,671     5,466     8,405     8,268
 (Loss)Income before
   income taxes  . . . . .     (17,540)   15,538    33,709     4,120     2,831
 Benefit)Provision for
   income taxes  . . . . .      (8,491)    5,594    12,201     1,483       792
 Net income . . . . . . . .   $ (9,049)    9,944  $ 21,508  $  2,637  $  2,039

FINANCIAL POSITION:
 Working capital ..........  $  21,705    28,830  $ 30,469  $ 28,281  $ 31,940
 Total assets .............    245,502   192,170   150,807   139,419   139,397
 Long-term debt and capital
 lease obligations ........    115,429    66,570    36,873    48,366    49,798
 Stockholders' equity .....     72,203    81,678    73,174    55,142    53,459

PERFORMANCE PER COMMON SHARE:
Net (loss)income:
  Basic ...................  $   (1.91)     2.09  $   4.42  $   0.53  $   0.41
  Diluted .................      (1.91)     2.09      4.41      0.53      0.41
 Dividends ................       0.09      0.12      0.12      0.12      0.12
 Book value at the end
 of the year...............      15.23     17.19     15.03     11.04     10.68

 Average number of common
   shares outstanding:
     Basic ................      4,742     4,752     4,870     4,994     5,006
     Diluted ..............      4,742     4,755     4,878     5,003     5,017
 .                                   4

Dividend Policy
  The board of directors considers dividends in light of operating results, current earnings trends, and prevailing economic conditions.

Stockholders
  As of March 31, 2001, there were 249 stockholders of record of the Company's Class A common stock.

Market Price of Common Stock
  The Company's common stock is listed and principally traded on the American Stock Exchange, ticker symbol CGL. Quarterly dividend data and market highs and lows for the past two years were:

	Fiscal 2001	Fiscal 2000
                  Dividend    High     Low       Dividend     High     Low
     Quarter:
      First         $0.03   $ 9 1/2   $ 7 1/2      $0.03    $ 19 5/8  $14 1/2
      Second         0.03     8 15/16   6 7/8       0.03      21 3/8   15 1/2
      Third          0.03    10 7/8     8 5/8       0.03      16 3/8   10 7/8
      Fourth         0.00    11 1/3     9 1/4       0.03      12        8

Management's Responsibility for Financial Statements

The management of Cagle's, Inc. and its subsidiary has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accounting principles applied on a consistent basis. In the preparation of the financial statements, it is necessary to make informed estimates and judgments based on currently available information as to the effect of certain events and transactions. Management also prepared the other information in the Annual Report and is responsible for its accuracy and consistency with the financial statements.
Cagle's, Inc. and its subsidiary maintain accounting and other controls which management believes provide reasonable assurance that financial records are reliable, assets are safeguarded, and transactions are properly recorded in accordance with management's authorization. However, limitations exist in any system of internal control based upon the recognition that the cost of that system should not exceed the benefits derived.
Cagle's, Inc.'s independent auditors, Arthur Andersen LLP, are engaged to audit the financial statements of Cagle's, Inc. and subsidiary and to express an opinion thereon. Their audit is conducted in accordance with generally accepted auditing standards to enable them to report whether the financial statements present fairly, in all material respects, the financial position and the results of operations and cash flows of Cagle's, Inc. and subsidiary in conformity with generally accepted accounting principles.


/s/ J. Douglas Cagle                         /s/ Kenneth R. Barkley
J. Douglas Cagle                             Kenneth R. Barkley
Chairman and Chief Executive Officer         Senior Vice President Finance,
                                             Treasurer and Chief Financial
                                             Officer
May 9, 2001
 .                                   6

Report of Independent Public Accountants



To Cagle's, Inc.:

We have audited the accompanying consolidated balance sheets of CAGLE'S, INC. (a Georgia corporation) AND SUBSIDIARY as of March 31, 2001 and April 1, 2000 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cagle's, Inc. and subsidiary as of March 31, 2001 and April 1, 2000 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP
Atlanta, Georgia

May 09, 2001
 .                                 7

Consolidated Balance Sheets
March 31, 2001 and April 1, 2000

(In Thousands, Except Par Values)


ASSETS                                                2001          2000
 .                                                  -------       -------
CURRENT ASSETS:
Cash                                            $    1,113    $    9,526
Trade accounts receivable, less allowance for
  doubtful accounts of $554 and $905 in 2001
  and 2000, respectively                            11,940        15,261
Inventories                                         35,070        31,112
Notes receivable                                         0         1,400
Refundable income taxes                              9,485             0
Other current assets                                   714         2,965
 .                                                  -------       -------
Total current assets                                58,322        60,264
 .                                                  -------       -------

INVESTMENTS IN AND RECEIVABLES FROM
  UNCONSOLIDATED AFFILIATES                         39,097        34,634
 .                                                  -------       -------

OTHER ASSETS                                         1,598         1,069
 .                                                  -------       -------

PROPERTY, PLANT, AND EQUIPMENT, at cost:

 Land                                                3,225         1,209
 Buildings and improvements                         99,557        52,565
 Machinery, furniture, and equipment               104,015        50,440
 Vehicles                                            6,852         6,397
 Construction in progress                                0        43,033
 .                                                  -------       -------
 .                                                  213,649       153,644
 Less accumulated depreciation                     (67,164)      (57,141)
 .                                                  -------       -------
 .                                                  146,485        96,503
 .                                                  -------       -------
 .                                                 $245,502      $192,470
 .                                                 ========      ========

The accompanying notes are an integral part of these consolidated balance sheets.
 .                      8

Consolidated Balance Sheets
March 31, 2001 and April 1, 2000

(In Thousands, Except Par Values)


LIABILITIES AND STOCKHOLDERS' EQUITY                 2001             2000
 .                                               ----------       ----------
CURRENT LIABILITIES:
  Current maturities of long-term debt          $    8,501       $    6,384
Accounts payable                                    17,801           10,753
Accrued expenses                                    10,315           10,642
 .                                               ----------       ----------
  Total current liabilities                         36,617           27,779
 .                                               ----------       ----------
LONG-TERM DEBT                                     115,429           66,570
 .                                               ----------       ----------
DEFERRED INCOME TAX LIABILITIES                     13,712           12,787
 .                                               ----------       ----------
OTHER NONCURRENT LIABILITIES                         7,541            3,655
 .                                               ----------       ----------

COMMITMENTS AND CONTINGENCIES (Note 9)




STOCKHOLDERS' EQUITY:
  Preferred stock, $1 par value;
   1,000 shares authorized, none issued                  0                0
  Common stock, $1 par value;
   9,000 shares authorized, 4,748 shares
   issued and shares outstanding in 2001 and 2000    4,748            4,748
 Treasury stock                                       (106)            (106)
 Additional paid-in capital                          4,198            4,198
Retained earnings                                   63,363           72,839
 .                                               ----------       ----------
 .                                                   72,203           81,679
 .                                               ----------       ----------
 .                                                 $245,502         $192,470
 .                                               ==========       ==========

The accompanying notes are an integral part of these consolidated balance sheets.
 .                      9

Consolidated Statements of Income
For the Years Ended March 31, 2001, April 1, 2000, and April 3, 1999

(In Thousands, Except Per Share Amounts)
 .                                         2001      2000      1999
 .                                       --------  --------  --------
NET SALES ...........................   $279,671  $331,852  $361,609
 .                                       --------  --------  --------
COSTS AND EXPENSES:
 Cost of sales ......................    284,434   302,176   312,522
 Selling and delivery ...............      8,668    10,443    10,154
 General and administrative .........     10,717     9,289     7,774
 .                                       --------  --------  --------
 .                                        303,819   321,908   330,450
 .                                       --------  --------  --------
OPERATING INCOME (LOSS) .............    (24,148)    9,944    31,159

OTHER (EXPENSE) INCOME:
 Interest expense ...................     (5,624)   (2,077)   (2,916)
 Other income, net ..................     12,232     7,671     5,466
 .                                       --------  --------  --------
INCOME BEFORE INCOME TAXES ..........    (17,540)   15,538    33,709

PROVISION FOR INCOME TAXES ..........     (8,491)    5,594    12,201
 .                                       --------  --------  --------
NET INCOME ..........................   $ (9,049) $  9,944  $ 21,508
 .                                       ========  ========  ========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
 Basic ..............................      4,752     4,752     4,870
 .                                       ========  ========  ========
 Diluted ............................      4,742     4,755     4,878
 .                                       ========  ========  ========
PER COMMON SHARE:
  Net income:
   Basic                                $  (1.91) $   2.09  $   4.42
 .                                       ========  ========  ========
   Diluted                              $  (1.91) $   2.09  $   4.41
 .                                       ========  ========  ========
   Dividends                            $   0.09  $   0.12  $   0.12
 .                                       ========  ========  ========

The accompanying notes are an integral part of these consolidated statements.
 .                                 10

Consolidated Statements of Stockholders' Equity
For the Years Ended March 31, 2001, April 1, 2000, and April 3, 1999

                            Common Stock   Treasury Stock  Additional
                           --------------  --------------  Paid-In    Retained
                           Shares  Amount  Shares  Amount  Capital    Earnings
 .                          ------  ------  ------  ------  -------    --------
BALANCE, March 28,1998      5,006   5,006     (25)   (354)   7,946      42,544

 Repurchase and retirement
 of common stock ..........  (209)   (209)      0       0   (2,740)          0
 Exercise of stock options.     0       0      19     230     (171)          0
 Net income................     0       0       0       0        0      21,508
 Cash dividends paid.......     0       0       0       0        0        (586)
 .                          ------  ------  ------  ------  -------    --------
BALANCE, April 3,1999...... 4,797  $4,797      (6) $ (124) $ 5,035    $ 63,466

 Purchase and retirement
 of common stock ..........   (49)    (49)      0       0     (839)          0
 Purchase of treasury stock     0       0      (6)   (106)       0           0
 Exercise of stock options.     0       0       6     124        2           0
 Net income................     0       0       0       0        0       9,944
 Cash dividends paid.......     0       0       0       0        0        (571)
 .                          ------  ------  ------  ------  -------    --------
BALANCE, April 1,2000...... 4,748  $4,748      (6) $ (106) $ 4,198    $ 72,839

 Net loss..................     0       0       0       0        0      (9,049)
 Cash dividends paid.......     0       0       0       0        0        (427)
 .                          ------  ------  ------  ------  -------    --------
BALANCE, March 31,2001..... 4,748  $4,748      (6) $ (106) $ 4,198    $ 63,363
 .                          ======  ======  ======  ======  =======    ========

The accompanying notes are an integral part of these consolidated statements.
 .                 11

Consolidated Statements of Cash Flows
For the Years Ended March 31, 2001, April 1, 2000, and April 3, 1999
(In Thousands)
                                                   2001      2000       1999
 .                                               --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss) income                               $ (9,049)  $  9,944   $ 21,508
Adjustments to reconcile net (loss) income
 to net cash (used in) provided by operating
 activities:
   Depreciation and amortization                  10,021      7,825      8,583
   (Gain) loss on disposal of property, plant,
    and equipment                                    (36)      (231)       705
   Income from unconsolidated affiliates, net
    of distributions                              (4,463)    (6,435)    (1,130)
   Changes in operating assets and liabilities:
    Trade accounts receivable, net                 3,321      7,272     (5,264)
    Inventories                                   (3,958)     3,179     (1,724)
    Notes receivable                               1,400          0     (1,400)
    Other current assets                          (8,002)    (1,786)       728
    Accounts payable                               7,048     (2,051)     2,918
    Accrued expenses                                (327)       866      2,424
    Deferred income tax liabilities                1,693      1,058       (494)
 .                                               --------   --------   --------
     Total adjustments                             6,697      9,697      5,346
 .                                               --------   --------   --------
     Net cash (used in) provided by operating
      Activities                                  (2,352)    19,641     26,854
 .                                               --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant, and equipment    (60,003)   (41,954)   (12,080)
  Increase in other assets                          (529)      (375)         0
  Decrease in other liabilities                    3,886          0          0
  Proceeds from disposal of property, plant,
   and equipment                                      36        271         65
 .                                               --------   --------   --------
Net cash used in investing activities            (56,610)   (42,058)   (12,015)
 .                                               --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt       105,007    100,094     31,000
  Payments of long-term debt and capital
   lease obligations                             (54,031)   (66,809)   (42,492)
  Proceeds from exercise of stock options              0        126         59
  Repurchase and retirement of common stock            0       (888)    (2,949)
  Purchase of treasury stock                           0       (106)         0
  Cash dividends paid                               (427)      (571)      (586)
 .                                               --------   --------   -------
  Net cash provided by (used in) financing
      activities                                  50,549     31,846    (14,968)
 .                                               --------   --------   --------
 .                   12

For the Years Ended March 31, 2001, April 1, 2000, and April 3, 1999

(In Thousands)
                                                  2001       2000       1999
 .                                               --------   --------   --------

NET (DECREASE) INCREASE IN CASH                $ (8,413)   $  9,429   $   (129)
CASH AT BEGINNING OF YEAR                         9,526          97        226
 .                                               --------   --------   --------
CASH AT END OF YEAR                            $  1,113    $  9,526   $     97
 .                                               ========   ========   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

   Interest paid                               $  8,084    $  1,379   $  2,409
 .                                               ========   ========   ========
   Income taxes (refunded) paid                $ (2,317)   $  6,026   $ 12,009
 .                                               ========   ========   ========

The accompanying notes are an integral part of these consolidated statements.

 .               13

Notes to Consolidated Financial Statements
For the Years Ended March 31, 2001, April 1, 2000, and April 3, 1999


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    Principles of Consolidation
     The consolidated financial statements include the accounts of Cagle's, Inc. and its wholly owned subsidiary (the "Company"). All significant intercompany accounts and transactions have been eliminated. Investments in unconsolidated affiliates are accounted for under the equity method (Note 6).

    Nature of Operations
     The Company's operations, which are located in the Southeast, consist of breeding, hatching, and growing chickens; feedmills; processing; and further processing and marketing operations. The Company's products are primarily sold in the United States to supermarkets, food distributors, food processing companies, national fast-food chains, and institutional users.
     The Company operates in one segment, as defined by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure About Segments of an Enterprise and Related Information."

    Revenue Recognition
     The Company recognizes revenue when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, the Company's price to the buyer is fixed and determinable, and collectibility is reasonably assured.

    Inventories
     Live field inventories of broilers are stated at the lower of cost or market, and breeders are stated at cost, less accumulated amortization. Breeder costs are accumulated up to the production stage and amortized into broiler costs over the estimated production lives based on monthly egg production. Finished products; feed, eggs, and medication; and supplies are stated at the lower of cost (first-in, first-out method) or market. Inventories at March 31, 2001 and April 1, 2000 consist of the following (in thousands):

	                                     2001        2000
         Finished products                $14,289     $13,174
         Field inventory and breeders      15,396      13,683
         Feed, eggs, and medication         3,780       2,914
         Supplies                           1,605       1,341
 .                                         -------     -------
                                          $35,070     $31,112

    Property, Plant, and Equipment
     Property, plant, and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following lives:
          Buildings and improvements            3 to 30 years
          Machinery, furniture, and equipment   3 to 17 years
          Vehicles                              3 to 8 years

    Maintenance and repairs are charged to expense as incurred. Major additions and improvements of existing facilities are capitalized. For retirements or sales of property, the Company removes the original cost and the related accumulated depreciation from the accounts and the resulting gain or loss is reflected in other income, net in the accompanying statements of income.
 .                  14

    Employee Insurance Claims
     The Company is self-funded under a minimum premium arrangement for the majority of employee claims under its group health plan. Since May 1992, the union employees of the Company have been covered for health insurance under a union health plan. The Company is self-insured for the majority of its workers' compensation risks. The Company's insurance programs are administered by risk management specialists. Insurance coverage is obtained for catastrophic workers' compensation and group health exposures, as well as those risks required to be insured by certain state laws. The Company's accrual for group health and workers' compensation liabilities of $4,228,000 and $6,044,000 as of March 31, 2001 and April 1, 2000, respectively, is included in accrued expenses in the accompanying balance sheets.

    Earnings Per Share
     Net income amounts presented in the accompanying statements of income represent amounts available or related to stockholders. The following table reconciles the denominator of the basic and diluted earnings per share computations (in thousands):
                                                   2001    2000    1999
 .                                                 -----   -----   -----
  Weighted average common shares                  4,742   4,752   4,870
  Incremental shares from assumed
   conversions of options                             0       3       8
 .                                                 -----   -----   -----
  Weighted average common shares and
   dilutive potential common shares	              4,742   4,755   4,878
 .                                                 =====   =====   =====

    Fiscal Year
The Company's fiscal year closing date is the Saturday nearest March 31. The fiscal year includes operations for a 52-week period in 2001, a 52-week period in 2000, and a 53-week period in 1999.

    Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Fair Value of Financial Instruments
The book values of cash, trade accounts receivable, accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt of similar terms and maturities. Under this method, the Company's fair value of long-term debt was not significantly different from the stated value at March 31, 2001 and April 1, 2000.
The Company has entered into interest rate swap agreements with a total notional amount of $25,000,000 to fix the interest rate paid on portions of amounts outstanding under its term credit facilities. The fair value of the interest rate swap agreements was ($977,000) and $248,000 at March 31, 2001 and April 1, 2000, respectively.

    Accounting for the Impairment of Long-Lived Assets
The Company periodically evaluates whether events and circumstances have occurred which indicate that long-lived assets are impaired or that remaining estimated lives may warrant revision and uses an estimate of
 .             15
undiscounted cash flows over remaining lives of long-lived assets in measuring whether the assets are recoverable. Management believes the long-lived assets are appropriately valued in the accompanying balance sheets.

    Accounting for Stock-Based Compensation
  The Company accounts for its stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost was recognized for stock options, as all options were granted at an exercise price equal to or greater than the estimated fair value of the common stock at the date of grant, as determined by the Company's board of directors. The Company applies SFAS No. 123, "Accounting for Stock-Based Compensation," as required for disclosure purposes. SFAS No. 123 requires that companies which do not choose to account for stock-based compensation as prescribed by this statement shall disclose pro forma effects on earnings as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.
  No disclosure of pro forma earnings is required as the Company did not grant any stock options during fiscal years 2001, 2000, and 1999.

    New Accounting Pronouncements
  SFAS No. 133, as amended, issued by the Financial Accounting Standards Board establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company will be required to adopt SFAS No. 133 in fiscal year 2002. Management has evaluated the effect of this statement on the Company's derivative instruments, which are primarily interest rate swaps. The cumulative effect of such change in accounting for derivative instruments to fair value is expected to result in a loss, net of taxes of approximately $596,000 in the first quarter of 2002.
  In September 2000, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 is effective in the fourth quarter of fiscal year 2001 and addresses the income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF concluded that amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. The EITF also concluded that, if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes them. Costs incurred related to shipping and handling included in revenues were required to be reclassified to costs of sales. The Company implemented EITF 00-10 in the fourth quarter of fiscal year 2001. Prior to implementing EITF 00-10, the Company classified shipping and handling amounts billed to a customer as revenue. However, costs incurred related to shipping and handling were classified as a reduction of revenue. Shipping and handling costs that were reclassified from revenue to cost of sales totaled $9.3 million, $9.6 million, and $9.6 million in 2001, 2000, and 1999, respectively.

    Reclassifications
  Certain prior year amounts have been reclassified to conform to the current year presentation.
 .                   16

2. LONG-TERM DEBT
  Long-term debt at March 31, 2001 and April 1, 2000 consists of the following (in thousands):

 .                                                              2000     2001
 .                                                             -------  -------
       Term note payable to a syndicate of banks, variable
       interest rates (ranging from 7.94% to 8.54% at
       March 31, 2001), maturing June 30, 2006              $  66,385  $72,750

       Term note payable, interest rate of 7.86% at
       March 31, 2001, maturing April 1, 2011                  27,000        0

       Revolving credit agreement with a syndicate of banks,
       maturing July 1, 2002, variable interest rates
       (ranging from 7.64% to 8.39% at March 31, 2001)         30,490        0

       Other notes payable at varying interest rates and
       Maturities                                                  55      204
 .                                                             -------  -------
 .                                                             123,930   72,954
       Less current maturities                                 (8,501)  (6,384)
 .                                                             -------  -------
 .                                                            $115,429  $66,570
 .                                                             =======  =======


  The term note payable to a syndicate of banks requires quarterly principal and interest payments. Payments commenced September 30, 2000 and continue until the note matures on June 30, 2006.
  The term note payable requires monthly principal and interest payments. Payments commence April 1, 2002 and continue until the note matures on April 1, 2011.
  Additionally, the Company has a revolving credit agreement with a syndicate of banks which provides for unsecured borrowings up to $40,000,000. Under this agreement, $5,000,000 of the $40,000,000 may be used for letters of credit. As of March 31, 2001, a $250,000 letter of credit associated with the Company's insurance program (Note 1) was outstanding, and $9,260,000 was available under the revolving credit agreement.
  The Company's debt agreements contain certain restrictive covenants which require that the Company maintain (1) a current ratio of at least 1.5:1; (2) an interest coverage ratio of at least .85:1, as defined; (3) a ratio of total debt to capital, as defined, of not more than .65:1; (4) a minimum tangible net worth, as defined, subject to increase based on the Company's net earnings; and (5) capital expenditures not to exceed certain limits, as defined in the debt agreements. At March 31, 2001, the Company was out of compliance with two of its covenants for which they received a waiver from the banks.

  Aggregate maturities of long-term debt during the years subsequent to March 31, 2001 are as follows (in thousands):
          2002 . . . . . $    8,501
          2003 . . . . .     41,991
          2004 . . . . .     11,501
          2005 . . . . .     11,502
          2006 . . . . .     11,487
          Thereafter . .     38,948
 .                          --------
                           $123,930
 .                          ========
 .         17

3.  INCOME TAXES
  The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.
  Effective in fiscal 1989, the Revenue Act of 1987 rescinded the cash-basis method of accounting for tax purposes previously used for the Company's farming operations. Approximately $2,845,000 of previously recorded income tax liabilities was indefinitely deferred. Under tax law enacted in 1997, such liabilities will be amortized into taxable income over a 20-year period.

  Income tax (benefits) provisions are reflected in the statements of income as follows (in thousands):

 .                               2001       2000        1999
 .                             --------    -------     -------
  Current taxes.............  $(10,184)   $ 4,536     $12,695
  Deferred taxes............     1,693      1,058        (494)
 .                             --------    -------     -------
 .                             $ (8,491    $ 5,594     $12,201
 .                             ========    =======     =======

  A reconciliation between income taxes computed at the federal statutory rate and the Company's (benefit) provision for income taxes is as follows
(in thousands):

 .                                             2001       2000      1999
 .                                           -------    -------    -------
 Federal statutory rate . . . . . . . . . .     34%        34%       35%
 .                                           =======    =======    =======
Federal income taxes at statutory rate. . .$ (5,964)   $ 5,283    $11,798
State income taxes, net of federal
  Benefit . . . . . . . . . . . . . . . . .    (695)       615      1,335
Change in valuation allowance . . . . . . .     161      5,085      2,505
Jobs and investment tax credits . . . . . .  (1,993)    (5,389)    (3,437)
 .                                           -------    -------    -------
 .                                           $ (8,491)  $ 5,594    $12,201
 .                                           =======    =======    =======

  Components of the net deferred income tax liability at March 31, 2001 and April 1, 2000 relate to the following (in thousands):

 .                                             2001        2000
 .                                           ---------    ---------
  Deferred income tax liabilities:
   Family farm cash-basis deferral........  $ (2,294)    $ (2,478)
   Inventories............................    (1,552)      (1,405)
   Property and depreciation..............    (7,787)      (6,242)
   Income from joint ventures.............    (5,282)      (4,899)
   Other..................................      (408)        (652)
 .                                           ---------    ---------
 .                                            (17,323)     (15,676)
 .                                           ---------    ---------
  Deferred income tax assets:
  Tax credit carryforwards                    11,580        9,913
  Accrued expenses                             2,067        2,817
  Other                                           38           72
 .                                           ---------    ---------
                                              13,685       12,802
 .                                           ---------    ---------
  Less valuation allowance                   (10,074)      (9,913)
 .                                           ---------    ---------
  Net deferred income tax liability         $(13,712)  $  (12,787)
 .                                           =========    =========
 .         18

  The Company has federal and state tax credit carryforwards of approximately $11,580,000 which are available to reduce income taxes over a certain period. Realization of the future tax benefits is dependent on the Company's ability to generate enough taxable income within the carryforward period. Due to the significant amount of income that would be needed to fully utilize the audits available, the Company has recorded a valuation allowance amounting to a significant portion of the deferred tax asset associated with the tax credit carryforwards.
  Effective April 2001, the state of Georgia passed a law giving the Company the ability to use up to $5,000,000 of tax credit carryforwards to offset state payroll withholding taxes. In accordance with SFAS No. 109, "Accounting for Income Taxes," the applicable portion of the valuation allowance will be adjusted during fiscal 2002 and included in income.

4. STOCKHOLDERS' EQUITY
  Beginning in 1990, the board of directors authorized the purchase of up to $2,500,000 of the Company's stock on the open market. In February 2000, the board increased the authorized amount to $15,000,000. As of March 31, 2001, 640,000 shares had been repurchased and retired by the Company at a total cost of $9,054,000.

5. STOCK OPTION PLAN
  In May 1993, the board of directors approved an incentive stock option plan (the "Plan"). Under the provisions of the Plan, options to purchase a maximum of 125,000 shares may be granted through 2003. The administrator of the Plan, appointed by the board of directors, determines the grantee, vesting period, exercise date, and expiration dates for all options granted. In addition, the Plan provides for the issuance of options at prices not less than market value at the date of grant. During May 1993, the Company granted 31,250 options with an exercise price of $9.30 under the Plan. No additional options have been granted since 1993. During 2001 and 2000, 0 and 6,250 options, respectively, were exercised, and 1,250 options expired in 2001, leaving 5,000 and 6,250 options exercisable at March 31, 2001 and April 1, 2000, respectively.

6. INVESTMENTS IN AND RECEIVABLE FROM UNCONSOLIDATED AFFILIATES
  On March 26, 1993, the Company acquired a 50% equity interest in Cagle Foods JV LLC ("Cagle Foods"), a joint venture formed with an unrelated party to own and operate the Company's processing facility at Camilla, Georgia.
  The Company occasionally sells eggs and broilers to and purchases processed products from the joint venture. In addition, the Company performs certain management and administrative services for the joint venture. Sales to, purchases from, accounts payable to and receivable from, and service fees charged to the joint venture are based on terms consistent with those of unrelated parties and are summarized as follows (in thousands):

 .                                     2001          2000          1999
 .                                  --------      --------     ---------
   Sales                           $  1,798      $  3,024     $   2,429
   Purchases                          4,509         5,425        20,441
   Accounts receivable                   37            62             5
   Accounts payable                     310             0         1,047
   Administrative service fees        1,320         1,683         1,756

 .                                  19

  On November 14, 1997, the Company acquired a 30% equity interest in a joint venture with its joint venture partner in Cagle Foods. During 1998, the Company contributed certain property, plant, and equipment and other assets in exchange for its equity interest in the new joint venture. This joint venture built a processing facility in Albany, Kentucky, which began limited operations in November 1998.
  The Company accounts for its investments in affiliates using the equity method. The Company's share of affiliates' earnings and management fees was $11,915,000, $7,248,000, and $6,110,000 for the years ended March 31, 2001,
April 1, 2000, and April 3, 1999, respectively, and is included in other income, net in the accompanying statements of income. At March 31, 2001, undistributed retained earnings from affiliates were approximately $24,406,000. The Company's share of the affiliates earnings are based on the audited results for the year ended December 30, 2000, adjusted for the unaudited results for interim periods.

  Summarized combined unaudited balance sheet information for unconsolidated affiliates as of March 31, 2001 and April 1, 2000 is as follows (in thousands):

 .                                           2001        2000
 .                                        ---------   ---------
     Current assets . . . . . . . . . .  $  89,414   $  77,872
     Noncurrent assets. . . . . . . . .    177,552     151,396
 .                                        ---------   ---------
		  Total assets  . . . . . .   $266,966    $229,268
 .                                        =========   =========

     Current liabilities  . . . . . . .  $  45,920   $  35,150
     Noncurrent liabilities . . . . . .    121,797     105,405
     Owners' equity . . . . . . . . . .     99,249      88,713
 .                                        ---------   ---------
Total liabilities and owners' equity      $266,966   $ 229,268
 .                                        =========   =========

  Summarized combined unaudited statements of income information for unconsolidated affiliates for the years ended March 31, 2001, April 1, 2000, and April 3, 1999 is as follows (in thousands):

 .                                           2001        2000        1999
 .                                        ---------   ---------   ---------
     Net sales . . . . . . . . . . . .   $ 392,181   $ 332,824   $ 240,867
     Gross profit. . . . . . . . . . .      52,574      24,079      23,953
     Operating income. . . . . . . . .      35,209      20,843      16,063
     Income before taxes . . . . . . .      29,426      14,894      10,502

7. MAJOR CUSTOMERS
  Sales to the Company's two largest customers represented 28%, 43%, and 39% of net sales during fiscal 2001, 2000, and 1999, respectively. Additionally, a major portion of the joint venture's sales (Note 6) is to one of the Company's largest customers. The Company had an agreement with this customer to supply chicken under a cost-plus arrangement, and approximately 17% of the Company's production was committed to the customer during 2001. Under the arrangement, production in excess of the customer's demands and by-products is sold to other customers. The Company ceased selling to this customer as of July 2000.
 .                                  20

8. BENEFIT PLANS
  Under a collective bargaining agreement, the Company contributes to a multiemployer pension plan for the benefit of certain employees who are union members. A separate actuarial valuation for this plan is not made for the Company. Accordingly, information with respect to accumulated plan benefits and net assets available for benefits is not available. Under the Employee Retirement Income Security Act of 1974, as amended in 1980, an employer, upon withdrawal from a multiemployer plan, is required, in certain cases, to continue funding its proportionate share of the plan's unfunded vested benefits. The Company's contribution rate is a fixed-dollar amount per eligible employee. The Company made total contributions to the union plan of approximately $268,000, $247,000, and $259,000 in 2001, 2000, and 1999,
respectively.
  The Company has a 401(k) retirement plan for employees not covered by a collective bargaining agreement. Under the plan, the Company matches contributions up to 2% of participating employees' salaries. Additional contributions may be made at the discretion of the Company's board of directors. The Company made matching contributions of approximately $272,000, $277,000, and $250,000 in 2001, 2000, and 1999, respectively. No discretionary company contributions have been made to this plan.
  The Company does not provide postretirement medical or other benefits to employees.

9. COMMITMENTS AND CONTINGENCIES
  The Company leases certain of its buildings, equipment, and vehicles under noncancelable operating leases. The statements of income include rental expense relating to these operating leases of $2,579,000, $1,562,000, and $1,406,000 in 2001, 2000, and 1999, respectively.
  At March 31, 2001, future minimum payments under noncancelable operating leases were as follows (in thousands):
      2002 . . . . . . . . .$2,189
      2003 . . . . . . . . . 2,041
      2004 . . . . . . . . . 1,781
      2005 . . . . . . . . . 1,706
      2006 . . . . . . . . . 1,213
      2007 and thereafter. .   422
 .                           ------
        Total. . . . . . . .$9,352
 .                           ======

  The Company enters into contracts for the purchase of grain, primarily corn and soybean meal, and other feed ingredients. These contracts specify the quantity to be purchased, and the cost is determined upon delivery using current market prices. The Company estimates its purchase commitments under these contracts to be approximately $18,638,000 at March 31, 2001, which approximates current market price.
  The Company is currently involved, as are many other companies in the industry, in purported class action litigation brought on by several independent growers. The Company is vigorously defending this litigation.
The Company's ultimate liability, if any, cannot be determined at this time.
  The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.
 .                                  21

10. QUARTERLY FINANCIAL DATA (UNAUDITED)
  Quarterly financial data is as follows (in thousands, except per share data):

 .                                                                  Earnings
 .                                                                  Per Share
 .                                  Net      Operating      Net     (Basic &
 .                                 Sales    Income(Loss)  Income    Diluted)*
 .                                -------   ------------  -------   -----------
Fiscal year 2001 quarter ended:
    July 2, 2000 . . . . . . . . $71,260   $    (2,603)  $  (189)  $     (0.04)
    September 30, 2000 . . . . .  74,889        (1,719)      590          0.12
    December 30, 2000. . . . . .  61,705        (9,300)   (5,082)        (1.07)
    March 31, 2001 . . . . . . .  71,817       (10,526)   (4,368)         (.92)
Fiscal year 2000 quarter ended:
    July 3, 1999 . . . . . . . .  88,947         5,015     3,388          0.71
    October 2, 1999. . . . . . .  85,793         4,482     3,233          0.68
    January 1, 2000. . . . . . .  79,234         1,614     2,334          0.49
    April 1, 2000. . . . . . . .  77,878        (1,167)      986          0.21
Fiscal year 1999 quarter ended:
    June 27, 1998. . . . . . . .  85,352         4,723     3,678          0.74
    October 3, 1998. . . . . . .  95,447        10,275     7,336          1.47
    January 2, 1999. . . . . . .  85,709         8,892     5,757          1.20
    April 3, 1999. . . . . . . .  95,101         7,269     4,737          0.99

*The sum of the 1999 quarterly earnings per share amounts is different from the annual earnings per share amounts because of differences in the weighted average number of common shares outstanding used in the quarterly and annual computations.
 .                                  22

Officers and Directors

Cagle's, Inc.
Officers

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer

JERRY D. GATTIS
President and Chief Operating Officer

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO

JOHN J. BRUNO
Senior Vice President Sales and
Marketing

MARK M. HAM IV
Vice President Management
Information Systems

GEORGE L. PITTS
Corporate Secretary

JAMES DAVID CAGLE
Vice President New Product Sales

GEORGE DOUGLAS CAGLE
Vice President New Product
Development

JOHNNY BURKETT
Senior Vice President, Production

Board of Directors

J. DOUGLAS CAGLE
Chairman, Cagle's, Inc.

JERRY D. GATTIS
President and Chief Operating Officer Cagle's, Inc.

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO, Cagle's, Inc.

GEORGE DOUGLAS CAGLE
Vice President New Product
Development, Cagle's, Inc.

JAMES DAVID CAGLE
Vice President New Product Sales
Cagle's, Inc.

CANDACE CHAPMAN
Principal, C2Associates, Ltd.

MARK M. HAM IV
Vice President Management
Information Systems, Cagle's, Inc.

JOHN J. BRUNO
Senior Vice President Sales and
Marketing, Cagle's, Inc.

G. BLAND BYRNE
Partner
Byrne, Moore & Davis

Audit Committee
CANDACE CHAPMAN, Chairperson
G. BLAND BYRNE
GEORGE DOUGLAS CAGLE

Subsidiary
Cagle's Farms Inc.

Officers

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer

JERRY D. GATTIS
President and Chief Operating Officer

KENNETH R. BARKLEY
Senior Vice President Finance/
Treasurer/CFO

JOHNNY BURKETT
Senior Vice President-Production

MARK M. HAM IV
Vice President Management
Information Systems

GEORGE L. PITTS
Corporate Secretary

Board of Directors

J. DOUGLAS CAGLE
Chairman and Chief Executive Officer Cagle's, Inc./Cagle's Farms Inc.

JERRY D. GATTIS
President and Chief Operating Officer Cagle's, Inc./Cagle's Farms Inc.

KENNETH R. BARKLEY
Senior Vice President Finance/ Treasurer/CFO Cagle's, Inc./Cagle's Farms Inc.

MARK M. HAM IV
Vice President Management
Information Systems
Cagle's, Inc./Cagle's Farms Inc.

 .                                  23

Corporate Data

Annual Stockholders'
Meeting

The Annual Stockholders'
Meeting will be conducted at the Corporate Headquarters, 2000
Hills Avenue, N.W., Atlanta,
Georgia, at 11:00 A.M. on
Friday, July 13, 2001.

Form 10-K

The Form 10-K Annual Report for 2000, as filed by the Company with the Securities and Exchange Commission, is available to Cagle's, Inc. stockholders after June 30, 2001 on request and without charge.

Write

KENNETH R. BARKLEY
SENIOR VICE PRESIDENT
FINANCE/TREASURER/CFO
Cagle's, Inc.
2000 Hills Ave., N.W.
Atlanta, Georgia 30318

General Information

Registrar and Transfer Agent
SUNTRUST BANK
Atlanta, Georgia

Legal Counsel
BYRNE, MOORE & DAVIS P.C.
Atlanta, Georgia

Auditors
ARTHUR ANDERSEN LLP
Atlanta, Georgia


Facilities

Corporate Headquarters
2000 Hills Ave., N.W.
Atlanta, Georgia 30318

COLLINSVILLE, Alabama
Processing, Further Processing &
Distribution

ATLANTA, Georgia
Distribution & Further Processing

DALTON, Georgia
Feed Mill, Hatchery & Growout

PINE MOUNTAIN VALLEY, Georgia
Processing & Deboning

MACON, Georgia
Processing, Deboning & Further
Processing

FORSYTH, Georgia
Feed Mill, Hatchery & Growout

PERRY, Georgia
Processing Plant & Further Processing

ROCKMART, Georgia
Feed Mill


For current financial and company information, visit our website at cagles.net
 .                                  24

Cagle's, Inc.
2000 Hills Ave., N.W.
Atlanta, Georgia 30318